January 4, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission Division of Corporate Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Matthew J. Benson, Esq.

Re:	Theater Xtreme Entertainment Group, Inc. (the “Company”) Registration Statement on Form SB-2 SEC File No. 333-130058 (the "Registration Statment")
Dear Mr. Benson:

We are counsel to the Company.

This letter responds to the Staff’s comment letter dated December 21, 2005 addressed to the Company regarding the Registration Statement.  For your convenience of reference, each of the Staff’s comments applicable to the Registration Statement has been reproduced, followed by the Company’s response to such comment:

Facing Page of Registration Statement

1.
It appears that you will be relying on Rule 415 in the offering of shares by the selling shareholders. Please add a box to the form indicating the Rule 415 offering. See Interpretation D. 36 in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

RESPONSE: The Company has made appropriate changes to the Registration Statement by Amendment No. 1 filed on January 4, 2006 to respond to the Staff's comment.

United States Securities and Exchange Commission
January 4, 2006

Plan of Distribution, page 24

2.
We note that currently there is no established public market for your common stock. As such, it does not appear that your offering provides adequate information about the price at which shares are to be offered. See Item 16 of Schedule A to the Securities Act of 1933. Please revise the prospectus to set a fixed price at which the selling shareholders will offer and sell their shares in the offering. Your plan of distribution may provide that the selling shareholders will sell at a fixed price of $X per share until your shares are quoted on the OTC Bulletin Board, and thereafter, at prevailing market prices or privately negotiated prices. Please make corresponding adjustments throughout your prospectus, or advise.

RESPONSE: The Company has made appropriate changes to the Registration Statement by Amendment No. 1 filed on January 4, 2006 to respond to the Staff's comment.

Selling Security Holders, page 26

3.
Please revise to identify the beneficial owners that have voting or investment control over the shares being offered by the selling shareholders. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997). For example, disclose the beneficial owners(s) of Malatesta Investments, LLC, Monmouth Holdings LLC, MRT, LLC, and Nevada Capital Holdings Company. Please revise your disclosure as appropriate.

RESPONSE: The Company has made appropriate changes to the Registration Statement by Amendment No. 1 filed on January 4, 2006 to respond to the Staff's comment.

4.
Please tell us whether any of your selling shareholders are broker-dealers or affiliated with broker-dealers. If any of your selling shareholders are broker-dealers, please disclose that they are “underwriters” within the meaning of the Securities Act of 1933. Also, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state which, if any, of your selling shareholders are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

RESPONSE: Our client advises us that none of the selling shareholders are broker-dealers.  We are advised that one selling shareholder, Warren Danner, works for Prudential and is affiliated with Pruco Securities, which is a broker-dealer. Information about this relationship has been added to page 26 of the prospectus contained in Amendment No. 1 to the Registration Statement filed on January 4, 2006.

5.	Also, if any of your selling shareholders are affiliates of broker-dealers, please disclose, if true, that:

•	the seller purchased the shares in the ordinary course of business, and

United States Securities and Exchange Commission
January 4, 2006

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any of your selling shareholders, then the prospectus must state that the selling shareholder is an underwriter.

RESPONSE:   The Company has made appropriate changes to the Registration Statement by Amendment No. 1 filed on January 4, 2006 to respond to the Staff's comment.

Where You Can Find More Information

6.	Please revise to provide the new address of the Securities & Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549.

RESPONSE: The Company has made appropriate changes to the Registration Statement by Amendment No. 1 filed on January 4, 2006 to respond to the Staff's comment.

Part II

Undertakings

7.
In your amended filing, please revise to include the new undertakings that became required on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new Item 5l2(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site http://www.sec.gov/rules/final/33-8591fr.pdf.

RESPONSE: The Company has made appropriate changes to the Registration Statement by Amendment No. 1 filed on January 4, 2006 to respond to the Staff's comment.

Sincerely,

Steven B. King

SBK/mah
cc:	Mr. Scott Oglum (via facsimile)